SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Secrurities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

07026899

September 10, 2007

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published September 4, 2007.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
September 4, 2007	Press Release	Skanska to expand Refinery in Brazil for USD 55 M, about SEK 380 M	law and by the listing agreement with Stockholm Stock Exchange

dw 9/25

SKANSKA

Press Release

September 4, 2007
08:30 am CET

Skanska to expand refinery in Brazil for USD 55 M, about SEK 380 M

Skanska has been contracted to build two new refinery units at the Presidente Bernardes Refinery (RPBC), in Cubatão, 60 km from São Paulo, Brazil. The contract total value amounts to USD 84 M, of which Skanska's share is 65 percent, corresponding to USD 55 M, or about SEK 380 M. The contract will be included in order bookings for the third quarter of 2007.

The customer is Petrobras, the state-owned Brazilian oil company that is one of Skanska's repeat customers in the energy sector in Latin America.

The contract covers construction of a sulfur recuperation unit and a residual gas treatment unit for the refinery and comprises detailed engineering, procurement, construction and assembly, commissioning and start-up assistance of the plant.

The project starts immediately and is scheduled to be completed in 29 months. The partner in the consortium managed by Skanska is the Brazilian engineering company Engevix Engenharia.

Skanska Latin America has wide experience in refinery works and is presently executing major related projects for the same client at some of the most important refineries in Brazil such as REDUC and REPAR.

Skanska Latin America is one of the continent's leading construction companies and one of Skanska's most profitable units. Operations focus primarily on construction, operations and services for the international energy industry. In 2006, the company had some 11,000 employees and sales of about SEK 3.8 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38,
direct line for media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

This is the type of information that Skanska AB may be obligated to disclose in accordance with the Swedish Securities Exchange and Clearing Operations Act and/or the Financial Instruments Trading Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 56,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2006 totaled USD 17 billion.

END